

TANAKA Growth Fund (TGFRX)
Ranked #1 for 2020 and 2021
Through February by Lipper*

#1 in 2020, up 50.9% vs. 16.6% category average

#1 in 2021 through February, up 28.9% vs. 3.1% category average



Graham Tanaka, CFA
Tanaka Capital
Management

"Finding undervalued platform growth companies early – such as Aflac, Intel, Dunkin' Donuts, Apple, Qualcomm, Tesla, ViacomCBS and Amyris"

To Invest:
Call 1-877-4TANAKA

For Questions:
Call 212-490-3380

www.tanaka.com